Ballistic Recovery Systems, Inc. - Name of Issuer
BRSI Common Stock - Title of Class of Securites
058659 10 3 - BRSI CUSIP number
Brent Wouters, Cirrus Design Corporation, 218-788-3201 - authorized person to receive notices and communications
Cirrus Design Corporation - Name of reporting person
Working Capital - source of funds
Wisconsin - citizenship or place of organization
500,000 - sole voting power
500,000 - sole dispositive power
500,000 - aggregate amount beneficially owned by earch reporting person 7.4% - percent of class represented by amount in row
Corporation - type of reporting person
Item 1.	Security and Issuer



BRSI Common Stock

Ballistic Recovery Systems, Inc.
Fleming Field
300 Airport Road
South St. Paul, MN  55075

Item 2. Identity and Background

(a)Cirrus Design Corporation
(bA Wisconsin corporation
(c)Principal business is Aircraft Manufacturing
(d)Principal office is located at 4515 Taylor Circle, Duluth, MN 55811
(e)No criminal convictions, no civil judgments
(f)U.S.A

Item 3.	Source and Amount of Funds or Other Consideration

Source of funds is working capital
Amount is $562,000 no part of which is borrowed

Item 4.	Purpose of Transaction

The purpose of the transaction was to exercise warrants made available under the BRS supply agreement with Cirrus Design Corporation.
(a)Cirrus Design Corporation has additional warrants available for exercise before February 25, 2005. Cirrus Design Corporation may elect to exercise those warrants before the expiration date.
(b)None
(c)None
(d)None
(e)None
(f)None
(g)None
(h)None
(i)None
(j)None

Item 5.	Interest in Securities of the Issuer

(a)500,000 shares or 7.4%
(b)Cirrus Design Corporation has sole power to vote and sole power to dispose of all 500,000 shares
(c)None.
(d)Brent Wouters, EVP & CFO of Cirrus Design Corporation may direct dividends and activity related to Cirrus Design Corporations holding of BRSI common stock.
(e)Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
Not applicable

Item 7.	Materials to Be Filed as Exhibits
Not applicable